Exhibit 99.29

Media Release

FOR IMMEDIATE RELEASE

Immunovaccine Announces Financial Results for Quarter Ended
March 31, 2017

Halifax, Nova Scotia; May 10, 2017 – Immunovaccine Inc. (TSX: IMV; OTCQX: IMMVF), a clinical stage immuno-oncology company, today released its financial and operational results for the first quarter ended March 31, 2017.

“Immunovaccine’s accomplishments this quarter underscore our clinical strategy, which is to focus on combination immuno-oncology therapies incorporating our lead candidate, DPX-Survivac,” said Frederic Ors, Immunovaccine’s Chief Executive Officer. “Our objective is to confirm preliminary observations that DPX-Survivac may work synergistically to increase the vulnerability of hard-to-treat tumors, improving the anti-cancer responses of today’s best monotherapies, including anti-PD-1 agents. From our announcement of the early data in our triple combination immuno-therapy with Incyte, to the planned Phase 2 trial in combination with Merck’s leading anti-PD 1 drug, we were pleased to show how our lead candidate, DPX-Survivac, achieved several milestones on the path to addressing an important unmet medical need.”

Operational Highlights of the First Quarter 2017 Include:

•	Investigator-led Phase 2 trial of ovarian cancer vaccine, DPX-Survivac, to begin – Immunovaccine announced that University Health Network’s Princess Margaret Cancer Centre would be initiating a Phase 2 triple combination study evaluating the safety and efficacy of the Company’s lead clinical candidate, DPX-Survivac, with Merck’s currently marketed anti-PD-1 drug, pembrolizumab, and low-dose cyclophosphamide in advanced ovarian cancer patients.

•	Positive early data from our ongoing Phase 1b study of DPX-Survivac – Immunovaccine announced positive interim clinical data from its Phase 1b triple-combination study of DPX Survivac, in combination with Incyte’s epacadostat and low-dose cyclophosphamide, for the treatment of ovarian cancer. The data set has provided an encouraging first clinical demonstration of DPX-Survivac’s ability to activate T cells and help improve tumor response rates among cancers previously unresponsive to monotherapies.

•	Pierre Labbé, joins the leadership team as CFO – Immunovaccine appointed financial veteran Pierre Labbé, CPA, CA, ICD, as its new chief financial officer (CFO) supporting the Company’s financing and business development operations. Mr. Labbé brings with him more than 25 years’ experience, including eight years as CFO at clinical-stage biotechnology company, Medicago.

Q1 2017 Financial Results

The Company prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada – Accounting Part I (“CPA Canada Handbook”), which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The net loss and comprehensive loss of $2,369,000 for the quarter ended March 31, 2017 (“Q1 Fiscal 2017”) was $518,000 higher than the net loss and comprehensive loss for the three months ended March 31, 2016 (“Q1 Fiscal 2016”). This relates mainly to a $63,000 increase in research and development costs, a $60,000 increase in business development and investor relations costs, a $189,000 increase in general and administrative expenditures, a decrease in revenue of $65,000 and a $141,000 increase in accreted interest.

At March 31, 2017, Immunovaccine had cash and cash equivalents of $11,774,000 and working capital of $11,870,000 as compared to $13,547,000 in cash and $12,982,000 in working capital at December 31, 2016.

As of May 10, 2017, the number of issued and outstanding common shares was 119,863,293. As of May 10, 2017, the number of stock options outstanding was 5,064,947, the number of outstanding deferred share units was 399,842 and the number of outstanding warrants was 7,617,683.

Immunovaccine’s unaudited interim condensed consolidated financial statements for March 31, 2017, filed in accordance with IFRS, and the management discussion and analysis (MD&A), will be available at www.sedar.com.

Voting Results of Annual and Special Meeting of Shareholders of the Company

Immunovaccine also announced the voting results of the annual and special meeting (the “Meeting”) of shareholders of the Company (the “Shareholders”) held today in Halifax, Nova Scotia, each of the 8 nominees listed in the Management Information Circular filed with regulatory authorities were elected as directors of the Corporation.

Based on the proxies received and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting. Accordingly, the results are set out below:

Nominee	Votes For	% of Votes For	Votes Withheld	% Votes Withheld	Non Vote
Wade Dawe	49,481,469	100%	10	0.00%	1,240,770
James Hall	49,481,479	100%	0	0.00%	1,240,770
Wayne Pisano	49,481,469	100%	10	0.00%	1,240,770
Albert Scardino	49,481,469	100%	10	0.00%	1,240,770
Andrew Sheldon	49,481,479	100%	0	0.00%	1,240,770
Alfred Smithers	49,400,479	99.84%	81,000	0.16%	1,240,770
Shermaine Tilley	49,481,469	100%	10	0.00%	1,240,770
Frederic Ors	49,478,469	99.99%	3,010	0.01%	1,240,770

All other resolutions provided for in the Management Information Circular were duly passed and as such a report on the voting results will be filed today with the Canadian securities regulatory authorities at www.sedar.com.

About Immunovaccine

Immunovaccine Inc. is a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Company’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. Immunovaccine has advanced two T cell activation therapies for cancer through Phase 1 human clinical trials and is currently conducting a Phase 1b study with Incyte Corporation assessing lead cancer therapy, DPX-Survivac, as a combination therapy in ovarian cancer. The Company is also exploring additional applications of DepoVax™, including DPX-RSV, an innovative vaccine candidate for respiratory syncytial virus (RSV), which has recently completed a Phase 1 clinical trial. Immunovaccine also has ongoing clinical projects to assess the potential of DepoVax™ to address malaria and the Zika virus. Connect at www.imvaccine.com.

Immunovaccine Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful completion of clinical trials and receipt of all regulatory approvals. Immunovaccine Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

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Contacts for Immunovaccine:

MEDIA

Mike Beyer, Sam Brown Inc.

T: (312) 961-2502 E: mikebeyer@sambrown.com

INVESTOR RELATIONS

Pierre Labbé, Chief Financial Officer

T: (902) 492-1819 E: info@imvaccine.com

Patti Bank, Managing Director, Westwicke Partners

O: (415) 513-1284

T: (415) 515-4572 E: patti.bank@westwicke.com